Autoliv Annual Report 2000

Autoliv Inc. is a Fortune 500 company and the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. The company's business mission is "to develop, produce and sell systems worldwide for mitigation of injuries to automobile occupants and pedestrians, and avoidance of traffic accidents". Autoliv develops, markets and manufactures airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats.

Autoliv has 80 subsidiaries and joint ventures with almost 30,000 employees in over 30 vehicle-producing countries. In addition, Autoliv has eight technical centers around the world, including 19 crash test tracks - more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange (NYSE: ALV) and its Swedish Depository Receipts on the OM Stockholm Stock Exchange
(SSE: ALIV).

To our Shareholders

2000 marks a year when Autoliv faced new challenges but was also able to achieve several important long-term results.
  The drop at the end of the year in U.S. vehicle production coincided with a peak in prices for many raw materials and a low Euro. This reduced our earnings per share by 14% to $1.67. The drop-off in U.S. vehicle production occurred so sharply that neither we nor our largest U.S. customers had time to scale back operations to the new, lower demand.
  In 2000, we continued to increase our global market share. During the year, we were awarded a number of "break-through" contracts for electronic products, including rollover sensors and weight sensing systems. These contracts, in combination with our expanding orders for current products, will provide a solid base for our long-term growth.

Improved Market Position
During 2000 we advanced Autoliv's position in many important markets.
  In Japan, we have made several acquisitions that will enable us to double our market share to roughly 25%. Since our Japanese customers and the Asian markets are expected to grow faster than the rest of the global car industry, this advancement in Autoliv's position will be increasingly important. The acquisitions that will contribute to this result are described on page 20 in the Management Discussions and Analysis.
  In Korea, an agreement was established with Mando Corporation, a leading Korean auto parts supplier, to form a joint venture. The new company, Autoliv Mando Corporation, in which Autoliv holds 65% of the shares, is expected to reach $200 million in sales in a few years time.
  In the United States, Autoliv was awarded a contract to supply 1.2 million rollover sensors starting in the fall of 2003. We were also awarded a contract to annually supply nearly one million weight sensing systems which will be used to meet the new U.S. regulations for advanced airbags. This contract will also begin in the fall of 2003 and is believed to be the largest production contract awarded for such a system. These orders, which were our first orders for electronics in North America, demonstrate our capabilities in electronics and the vehicle manufacturers' desire to obtain complete safety systems, in-cluding electronics, from a single supplier.
  In Europe, Autoliv was awarded an electronics contract from BMW. This is our first opportunity to supply such products to this important customer.
  In terms of market share gains, Autoliv's organic sales (i.e. excluding acquisitions and currency effects) grew two percentage points faster than the global restraint market and our reported sales grew by 8% to $4.1 billion. The growth was particularly strong in the U.S. seat belt market and the global steering wheel market. Our overall market share gains were also a reflection of the fact that Autoliv has a relatively strong position inside airbags and other above-aver-age growth segments.

Product Expansion
The contract awards for weight sensing systems and rollover sensors were not the only examples of last year's achievements in product development.
  One of our new airbag inflators received The PACE Award from the prestigious magazine Automotive News in recognition of "outstanding contributions to the improvement of automotive products". We also received an award from the British Automobile Association for a new airbag system (see page 14 and 15).
  In 2000, Saturn as well as the Chrysler Cirrus/Stratus were the first car models in the U.S. to include our Inflatable Curtain. Currently, we deliver this product, which was introduced in 1998, to nine customers and over 20 car models.

Cost Efficiency Programs
A comprehensive action program was developed in the 4th quarter of last year in response to the fall in U.S. vehicle production and increasing raw materials prices.
  The program includes reduction of headcount by more than 1,000 or approximately 12% of the U.S. personnel. A quarter of the reduction has already taken place this year and the remaining reductions will become effective gradually during the rest of the year 2001.
  The program also includes consolidation of manufacturing by closing, phasing out and downsizing plants in both the U.S., Asia and Europe, as well as continued moves of production to low labor-cost countries.
  In 2000, the move of production to low labor-cost countries increased significantly. Roughly 2,000 jobs were created in these countries. Almost as many were added through acquisitions. As a result, Autoliv now has 19% of its employees in these countries, compared to 8% a year ago. This will lead to significant cost savings over the next few years.
  The closures and divestitures of none-core operations continued during the year as two plants were closed and three sold. These production facilities had more than 1,000 employees. The components these plants produced are now purchased from external suppliers at a lower overall cost. In addition to reducing purchase costs, the divestitures and closures improved cash flow by releasing $35 million that was tied up in these operations.
  A share repurchase program was implemented during the year. This program was initiated to create shareholder value and reduce Autoliv's cost of capital. Last year $103 million was utilized for this program and $45 million for the ordinary dividend.

Stronger and Better Prepared
In summary, Autoliv has develop-ed its position and is better prepared to take advantage of the potential of the automotive safety market. Although that potential is short-term likely to be impacted by the expected slow-down in global vehicle production, there is a steady growth in demand for more - and more advanced - safety technologies
This underlying growth will become particularly evident in two to three years time when advanced airbag systems and rollover protection systems will be introduced in many U.S. vehicles. As this growth is realized, we will continue to focus on optimizing Autoliv's cost reduction opportunities and to advance our company's market position in terms of products and geographical regions.

Lars Westerberg
President and Chief Executive Officer

Employees

Motivated, well-educated and dedicated people are key to any company's success. Autoliv has therefore implemented several employee programs that are aimed at taking advantage of and developing this important asset. But the strategic planning in the human resources sphere begins with the recruitment of new employees.

Recruitment
Autoliv has made a concerted effort to recruit well-educated people who have the potential of assuming greater and greater responsibilities as the Company grows. Such employees can also function well in a competitive international environment such as Autoliv's. As a result, approximately 15% of Autoliv's employees globally have a college degree.
  Autoliv has an active and close relationship with universities and colleges in many countries, which is an important advantage in the recruiting process. The fact that Autoliv is an expanding company and a company in the forefront of technology also helps to attract and retain qualified people.

Training programs
A successful company must have people who develop in pace with the company. Education and training on all levels is therefore an integrated part of Autoliv's value-creation process.
  Skills development and on-the-job-training is provided by each local Autoliv company, starting with the job orientation for new employees. For the further development of its employees, most Autoliv companies organize specialized training courses, often under the Autoliv Academy name in areas such as APDS where R&D and manufacturing people learn how to apply APDS (The Autoliv Product Development System, i.e. Autoliv's system-atic plan for developing new products).
  On a global level, Autoliv runs the MDP (Manufacturing Development Program) for junior managers in engineering and manufacturing. Another high-level international training program for junior managers is The AMD Program (Autoliv Management Development) for leadership training. Participants also learn more about Autoliv's corporate plans and policies and about companies and functions outside their own working area. AMD is held once a year, with the time equally divided between the U.S. and Europe.

Incentives
To attract, retain and motivate management talent, the compensation to key employees in Autoliv consists of a package with three components: a base salary, a performance-based bonus and a long-term incentive plan.
  A manager's bonus is typically based on the operating profit of Autoliv Inc and the local unit where he/she works. The long-term incentives are usually in the form of stock options with a 10-year life (see Note 12 on page 30).

Corporate Compliance Program
Autoliv is committed to a belief in the maintenance, by all of its personnel, of the highest ethical and legal standards in the conduct of its business. The Company has therefore adopted a Corporate Compliance Program to promote ethical and lawful behavior by the employees and the agents of the Autoliv companies.

Moves to Low Cost Countries
For several years Autoliv has implemented a program for moving high labor-content production to low labor-cost countries. As a result, the Company currently has 5,200 or 19% of its employees in these countries, compared to 8% at the beginning of the year, an increase during the year of 3,300 people.
  Of the increase, nearly half was due to acquisitions and the rest was the result of Autoliv's cost saving programs.
  A key benefit of the program has been that existing labor and other key resources in high-cost countries have been able to be released to support the development and initial production for Autoliv's latest products and other high value-added systems.

The Market

There is no official data source for the automotive safety market, but Autoliv estimates that the market has increased by approximately 10% annually since 1993 (when Autoliv started to gather global market data).
  Currently, the market exceeds $12 billion (excluding steering wheels).
  In 2000, the market was flat due to the stronger U.S. dollar. Adjusted for this, the growth rate was 4%.
  Side airbags is the fastest growing segment of the market. In 2000, this part of the market grew by nearly 15% in value and by 25% in unit sales to 33 million side airbags. For the next few years, growth will mainly be driven by head side airbags, such as Autoliv's Inflatable Curtain and the I.T.S., rather than by side airbags for chest protection.
  The frontal airbag market has recently experienced modest growth due to pricing pressure and already high vehicle penetration rates. In unit sales, however, there was an estimated 8% increase to 90 million globally in 2000. This segment is expected to expand again in 2003, when "advanced airbags" will start to be phased in the U.S. in accordance with new regulations that were adopted in May, 2000.
  The seat belt segment has shown a relatively consistent growth of about 3% annually in value for the past decade.
  The steadiness in this growth trend is a result of the on-going introduction of new safety enhancements, such as pretensioners, automatic height adjusters and load limiters (see page 13). In 2000, global unit sales of pretensioners rose by 12% to 52 million.
  The safety electronics market (which in 2000 exceeded $2 billion) currently shows a growth of two to three percent. The electronics segment is expected to be revitalized in 2003 when advanced airbag systems will become mandatory.

Both Autoliv's customer base and Autoliv's own industry have undergone considerable consolidation during the past five years.
  In 1995, the six largest vehicle producers accounted for less than 60% of the global light vehicle production. By 2000, these companies had increased their combined share to 80%. The largest company alone - GM with affiliates - now accounts for a quarter of the global vehicle production.
This consolidation reflects several mergers and acquisitions aimed at creating synergies. The new entities that have been formed require suppliers to be cost efficient, and have the capability to deliver the same products to all the new entity's plants worldwide.
  Another competitive tool that has become increasingly im-portant is a supplier's capability to deliver and develop complete systems.
  As a result of these trends, the four leading car occupant restraint suppliers now account for 80% of the market instead of 50% five years ago. During this period, Autoliv has increased its share to slightly more than 30% and has replaced TRW (an American publicly-traded company) as the market leader. Other important auto safety suppliers are Takata (a privately-held, Japanese company), Delphi (the world's largest automotive components supplier) and Breed (an American company which recently emerged from Chapter 11 bankruptcy).
  Autoliv's competitive strategy is to be a specialist company for automotive safety with in-house expertise for all key components and manufacturing close to major customers.
  Autoliv also has more technical centers and crash test facilities for automotive safety than any other company in the industry.
  Autoliv has a well-diversified customer base, serving all major auto manufacturers in the world and particularly those who are in the forefront of automotive safety.
  The largest customer groups during 2000 were BMW, DaimlerChrysler, Ford/Volvo/Mazda, General Motors/Isuzu/Opel/Saab, Peugeot/Citroën, Renault/Nissan, Toyota and Volkswagen/Audi/Seat/Skoda.
  No customer group accounts for more than 20% of Autoliv's sales and no contract for more than 4%. Contracts are typically divided among a car maker's different car models with each contract usually running as long as that car model is being produced.
  During the development of a new car model (a multi-year process), Autoliv often functions as a development partner by sharing expertise on new safety-enhancing products.
  Products are typically delivered "just-in-time", often more than once a day.

Since 1993, the global average supply value of safety products has increased by almost 7% annually, from close to $135 per vehicle to about $216 in 2000. In calendar year 2000, however, the safety supply value reported in U.S. dollars declined as a result of the stronger U.S. dollar. Excluding currency effects the value increased to $227 per vehicle.
  The other growth driver, i.e., global light vehicle production has increased the market by an annual average rate of less than 3% since 1993.
  The trend towards higher safety content per vehicle is expected to continue due to the following key reasons:
  1) Higher-valued "advanced airbags" will be phased-in into all new light vehicles in the United States starting September 2003. This regulation could increase the value of the U.S. airbag market by 30% or more, and have significant ripple effects on the rest of the world.
  2) Ford and General Motors have announced that they will begin to install head curtain side airbags - particularly in their sport utility vehicles - for rollover protection.
  3) The growth of side airbags and of new seat belt features. In the U.S., for instance, only 15% of new vehicles have side airbags and only 25% have seat belt pretensioners, compared to 60% and 95%, respectively, in European vehicles and in Europe the pretensioners are beginning to be installed in the rear seats as well.

During 2000, customers in North America accounted for 33% of Autoliv's sales compared to 31% in 1999. The increase is mainly due to the acquisitions of OEA and NSK's North American seat belt business.
  The Japanese share also increased, from 8% to 9%, as a result of the acquisition of Izumi's steering wheel operations.
  The European share fell from 58% to 53%, mainly due to the weaker Euro, while the share for rest of the world increased from 3% to 5%, as a result of rapidly growing sales to Korea. The most important individual markets are the United States, Germany, France, Japan, Spain, Great Britain and Canada. Sweden accounts for nearly 5% of sales.
  In North America, Autoliv accounts for approximately one third of the airbag product market. In 2000, the U.S. market share for seat belts rose from 13% to 20% and for steering wheels increased from 2% to 7%.
  In Europe, Autoliv's market share is around 50% for airbags and seat belts and approxi-mately 10% for steering wheels.
  In Japan, Autoliv has a strong position in the airbag inflator market with a share exceeding 40%. For complete airbags, however, the market share is still less than 10%, because local assembly of airbag modules did not begin until 1998. The market share for steering wheels exceeds 20% following the acquisition in 2000 of Izumi. The market share for seat belts will amount to 25% in 2002 when Autoliv will start to consolidate NSK's seat belt business.
  In the rest of the world, Autoliv has achieved strong market positions by early establishment of joint ventures or subsidiaries in such countries as Argentina, Australia, China, India, Malaysia, New Zealand, South Africa and Turkey.

Autoliv's Safety Systems

1. CARGO BELT
A restraining belt for the luggage compartment. Protects fragile goods and prevents luggage from penetrating into the passenger compartment in cars with foldable rear seats.

2. SEAT BELT BEAM
Facilitates installation of a 3-point seat belt system in the center-rear seat position for foldable seats. Also provides passengers with improved side-impact and rollover protection.

3. SAFETY REAR SEAT STRUCTURE
A backrest in the form of a strong, specially-designed aluminum structure which prevents luggage from penetrating into the passenger compartment in a crash.

4. SELF-INFLATING HEAD RESTRAINT (SIHR)
An anti-whiplash system specially developed for rear-seat occupants.

5. INTEGRATED CHILD SEAT
Makes it possible for children to use the vehicle's seat belt system instead of a separately attached belt. Since the seat is integrated into the backrest of the rear seat, it is completely hidden when not in use.

6. ISOFIX CHILD SEAT
Autoliv's child seat is available both for children up to one year and for children between one and three years. Isofix is a new global standard for attaching child seats, which should reduce the risk for fastening the seat incorrectly.

7. INFLATABLE CURTAIN (IC)
Offers improved safety both in side impacts and in rollover accidents for occupants seated by the windows of the vehicle. Introduced in 1998 in Volvo, Mercedes, Toyota and Audi cars. Manufactured using Autoliv's patented one-piece weaving technology.

8. ANTI-WHIPLASH SEAT (AWS)
Reduces significantly the risk for neck injuries in rear-end collisions. Introduced in the world market in 1998 in Volvo cars.

9. BELT-IN-SEAT (BIS)
Allows the shoulder belt to be more effectively positioned over the occupant's body, independently of the position of the seat. Also contributes to maintaining clearance between the head and the roof in rollover accidents.

10. SEAT FRAMES & SLIDING RAILS
Produced by Autoliv since 1996. Autoliv has developed a unique, stronger recliner for Belt-In-Seat Systems.

11. OCCUPANT WEIGHT SYSTEM
Four weight sensors (one in each corner of the seat structure) measure the weight of the occupant to determine whether there is a child or an adult present, or if the seat is unoccupied. The OWS will be used in systems that will fulfill the new U.S. regulations for advanced airbags (FMVSS 208) that will be phased-in starting with the 2003 model year.

12. THORAX BAGS
Introduced in the world market by Autoliv and Volvo in 1994. Estimated to reduce the risk of severe chest injuries in side impact crashes by approximately 20%.

13. SEAT BELT SYSTEMS
Produced by Autoliv since 1956. A seat belt typically reduces the risk for serious injuries in frontal crashes by 40-50%. Autoliv has the most comprehensive offering of advanced seat belt features such as:

14. LOAD LIMITER
Pays out some seat belt webbing before the load on the occupant's chest becomes too high. The excessive energy is instead absorbed more uniformly by the frontal airbag, thereby reducing the risk of chest injuries.

15. PRETENSIONER
Tightens the belt at the onset of a crash so that the restraining of the occupant starts as early as possible. Pretensioners are also used in rollover crashes to maintain clearance between the head and the inner roof.

16. CRASH-ZONE SENSORS
Electronic sensors that help the central ECU identify a crash as quickly as possible, which is particularly critical in side-impact protection systems.

17. OCCUPANT POSITION DETECTION
Four ultra sonic sensors continuously monitor and provide information to the airbag computer about the position of the occupant and about objects in the front passenger seat. This information enables the airbag computer to deploy the airbag more gently or suppress the deployment altogether.

18. ITS (INFLATABLE TUBULAR STRUCTURE)
The world's first head airbag for side-impact protection. Introduced in 1997 in cooperation with BMW and the American company Simula.

19. PASSENGER AIRBAG
Estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). Autoliv has a complete offering of various systems and a comprehensive offering of airbag inflators, cushions and other key components.

20. KNEE AIRBAG
Protects legs, knees and hips in frontal crashes. Unlike conventional knee bolsters and padding, knee airbags do not restrict the occupant's leg room. Introduced in the world market in 1995 by Autoliv.

21. INFLATABLE CARPET (InCa)
An airbag that cushions the impact of an intruding floor panel on an occupant's feet, ankles and lower legs.

22. DRIVER AIRBAG
Estimated to reduce driver fatalities in frontal crashes by approximately 25%.

23. STEERING WHEEL
Driver airbags are increasingly being integrated with the steering wheel.

24. POST-CRASH SYSTEM
Automatically calls an emergency center after a severe crash and provides the rescue team with the location of the vehicle. Can also be used to trace a stolen vehicle (see page 17).

25. ELECTRONIC CONTROL UNIT (ECU)
A microprocessor which determines, by use of electronic crash sensors and crash evaluation algorithms, if and exactly when the seat belt pretensioners and the airbags should be deployed.   In the future, the ECUs will contain a:

26. ROLLOVER SENSOR
Will make it possible for the ECU to deploy the seat belt pretensioners (No. 15) and the Inflatable Curtain (No. 17) in a rollover.

Research and Development

Autoliv's research and development is based on the company's own tests and trials and on the expertise that Autoliv's specialists have gathered over many years. The R&D is also based on traffic accident data and insights into what various human body parts can withstand in a crash. Cooperation with leading car manufacturers is instrumental, as well as co-operation with independent scientists. Autoliv's research is also conducted in consultation with the Autoliv Technical Advisory Board, which consists of internationally recognized scientists.

Patents
Currently Autoliv holds more than 3,000 patents covering a large number of innovations, such as the Inflatable Curtain, the new rollover sensor, the one-piece-weaving technology for airbags and a vast number of seat belt and inflator technologies. The patents expire on varying dates through the year 2020.

More Resources
Autoliv has more technical centers with crash test labs than any other automotive safety supplier. Proximity for customers to a test center is an important competitive advantage. The labs not only support Autoliv's own internal product development, but also act as an important "full service" capability for the car manufacturers. The labs also perform tests and accept assignments from car suppliers and other external companies and organizations.
  Some of Autoliv's crash test centers perform more than 100 full-scale vehicle tests annually with complete cars and over 1,000 sled tests. A vast number of mathematical crash simulations are performed on computers in parallel with these tests.

Total Safety Concept
The car occupant restraint industry has so far mainly focused on "In-crash systems" aimed at mitigating the consequences of an accident. However, as part of Autoliv's Total Safety System Concept, the company has widened its scope of safety enhancing areas by starting to develop both "pre-crash systems" aimed at preventing collisions and "post-crash systems" aimed at increasing the chances of surviving after a traffic accident has occurred.
  Autoliv's Total Safety System concept means that the Company's safety products shall be aimed at giving the best possible protection to any occupant in any type of collision without introducing any significant injury to any occupant in any position.
  This means that components and sub-systems must be designed to interact with each other as one system. Seat belt pretensioners and frontal airbags, for instance, are tuned to each other via the same electronic control unit to give the best possible protective effect.
  It is important to further develop and modify the current systems so that they provide protection for all kinds of occupants; for children as well as for the growing population of elderly people; for petite females as well as for large males - all of whom can be sitting in many different positions, with or without a seat belt.
  In real life, crashes are almost never "head-on" frontal collisions into a rigid, unmovable object at one specific speed (as in most crash tests required by the government regulators).
  Consequently, future safety systems should be able to do more than just determine if an accident is a frontal crash, a side impact, a rear-end collision or a rollover.
  An ideal system should be able to identify and provide protection to car occupants in collisions with various types of vehicles and objects (car-to-car, car-to-truck, car-to-pole, etc.) up to a collision speed (i.e. crash severity) where there is still a survivable space in the vehicle's compartment.
  Autoliv's research and development is therefore aimed at improving the protection for real people in real crashes, and not just protecting test dummies in crash tests mandated by authorities.

Sales Driven by Innovations
For a company such as Autoliv, whose strategy is to be the technology leader, it is important to have a steady flow of new products.
  During the five last years, the sales contribution from new products has doubled, from less than 2% in 1995 to over 4% of total sales in 2000. During this period, the new products which accounted for the 2% of sales in 1995 by the year 2000 had grown to account for 8% of total sales, which is significant for the long lead times in the auto safety business. New products are defined as completely new inovations (such as thorax airbags in 1995 and the Inflatable Curtain in 2000) which have been launched during three years within the reporting year (e.g. between 1998 and 2000 for the 2000 revenues).

Pre-Crash
Systems for Accident Prevention

Night Vision
By using an infrared camera, the driver's vision can be significantly improved at night. The camera, which detects heat from objects, is calibrated to be especially sensitive to the wavelength at the temperature of human beings and animals.
  Autoliv's technology is not dependent on any light source and can therefore give a broader and longer view than headlights. The system also gives the driver the possibility to see what happens in the dark area between two meeting cars when high beams are off.
  The new Autoliv system will therefore enable the driver to detect traffic dangers much faster and more accurately, making night driving safer and easier.
  The infrared view is projected on a pop-up display, a screen in front of the driver, just as in modern jet fighters.

In-Crash
Systems for Injury Mitgation

Leg Airbag
In cooperation with Renault, Autoliv is developing a new airbag that will be installed in the front edge of the seat cushion. This will reduce the risk (left) that the occupant could slide under the seat belt in a crash.
  The system will not only keep the occupant's knees and legs at a safe distance from the instrument panel, but also improve the protective effect offered by the frontal airbag and the seat belt by keeping the occupant in a more upright position.

Pedestrian Protection
A new EU directive for pedestrian protection is expected to become effective from 2005 or 2006.
  As a result, several car makers are researching ways to fulfill the possible new requirements, and Autoliv has started to de-velop a new sensor system to be placed in a vehicles front bumper, that utilizes actuators to slightly raise the hood, thereby softening the "landing area" for the pedestrian as raising the hood increases its flexibility.

Whiplash Protection
Together with Folksam (a Swedish insurance company) and under the supervision of the Swedish road traffic authorities, Autoliv is performing a "real world" test of a new anti-whiplash system developed especially for the aftermarket for front-seat occupants.
  The field test is being conducted on 10,000 vehicles that have been equipped with crash recorders to be able to verify the promising data from the laboratory tests.
  The great interest that the project has attracted is due to the fact that whiplash injuries are the single most important cost item for insurance companies and societies for personal injuries to traffic victims.
  The new Autoliv product consists of a metal sheet with tear grooves that is installed between the seat rails and the seat. When the vehicle is hit from behind, the tear grooves absorb the impact by gradually ripping apart. The seat then pivots rearwards in a controlled manner instead of violently pushing the occupant's shoulders and lower neck forward.

Post-Crash
Systems for Injury Survival

On Call System
In 2000, Autoliv and Volvo introduced one of the world's first post-crash safety systems, "Volvo On Call".
  It is a crash-robust system that automatically calls the EMS (Emergency Medical Service) Center after a crash and gives the rescue team the exact location of the accident. All available crash statistics show that the very first minutes after a severe crash are critical for an occupant's chances of surviving.
  The vehicle's electronic system registers the airbag deployment and sends a text message to a Volvo On Call Alarm Center through the vehicle's integrated car phone. In tandem, a voice line is opened so an operator at the alarm center can try to talk to the car occupants and find out more about the accident. If, however, no one in the car is able to answer, the operator can send an ambulance directly to the vehicle. The vehicle's location is provided by the car's GPS satellite navigation system and relayed as a part of the alarm text message.
  The driver can also press an SOS-button for alerting the alarm center in case of emerg-ency, such as an assault or a witnessed accident. There is also a button for road assist-ance if the vehicle has a mechanical difficulty or if the driver wants to know the best way around traffic congestion.
  Additionally, the system can be used for tracing the car if it has been stolen. The alarm center can then establish the location of the car, even if the phone is switched off. The owner can also get help if he has lost his car keys. By stating his security code, the alarm center can activate the car's electrical system and unlock the doors.
  The new system is the result of a joint development project between Volvo Car Corporation, Autoliv and the telecom company Ericsson.

Environment

Since 1996, Autoliv has had an environmental plan which supports the Company's environmental policy (see web site: www.autoliv.com/overview).
  According to the plan, all Autoliv plants and units will become certified according to ISO 14001, an international standard for environmental management systems. So far, more than 50% of Autoliv's plants (excl. recently acquired companies) have been certified according to the standard, including all major plants in Europe and North America.

Product Improvement
In Autoliv's case, one of the most important ways to reduce environmental impact is to reduce the weight of its products. This reduces not only the raw material need but also the weight of a vehicle and thereby lowers the fuel consumption during the vehicle's lifetime. In addition, there is less material to be scrapped or recycled at the end of the vehicle's life.
  With these objectives in mind, Autoliv has systematically improved its products by reducing weight while maintaining, and often improving, the product's performance.
  One such example is Autoliv's buckle pretensioner, in which weight has been reduced by more than 50% since the introduction in the 1980s. With more than 10 million buckle pretensioners produced every year, the total annual weight savings exceeds 5,000 tons for this product alone. Other Autoliv products show similar improvements.
  In addition, the materials in Autoliv's products are chosen to make it easy to recycle the products and to minimize the environmental impact from the manufacturing process through the entire supply chain. This is one of the requirements at the check points ("tollgates") in Autoliv's Product Development System (APDS) when a new product is being developed.

Improvements in Manufacturing
The environmental impact from Autoliv's assembly plants is minimal since the assembly of pre-manufactured components does not require as much energy or chemicals.
  Nevertheless, each plant has an environmental plan for con-tinuous improvement and con-tinuously monitors such parameters as:
o Energy consumption
o Chemical index
o Water consumption
o Freight
o Use of packaging material
o Environmental training of personnel

New EU Directive
A new directive that will impact the whole auto industry was adopted during 2000 by the European Parliament.
  This ELV (End of Life of Vehicles) directive states that 95% of the material in a new vehicle shall be recoverable. It also significantly restricts the use of hazardous substances.
  Even though the directive only applies to the European Community, it will have a global impact, since most car models sold in Europe are also sold in other markets, with similar design and materials. The directive will become effective gradually, but all new vehicle models must fulfill the requirements from the calendar year 2005.
  Autoliv is very well prepared for this new directive, since Autoliv started several years ago to focus on material reduction, elimination of hazardous substances and use of recyclable materials. The Company has implemented a system to involve its suppliers in these efforts.
  As a result, Autoliv is considered by many vehicle manufacturers to be one of the most advanced suppliers in this area.
  We are committed to maintaining that lead by continuing to optimize the design and recyclability of our products and improving our manufacturing processes.

Management's Discussion and Analysis

NET SALES BY PRODUCT GROUP
Years ended December 31,
(Dollars in millions)	2000	%	1999	%	1998	%
Airbag products
(incl. steering wheels)	$2,934	71	$2,715	71	$2,417	69
Seat belt products
(incl. seat components)	1,182	29	1,097	29	1,072	31
Total	$4,116		$3,812		$3,489

YEAR ENDED DECEMBER 31, 2000 VERSUS
YEAR ENDED DECEMBER 31, 1999

Net sales and Gross profit
Components of sales	Airbag	Seatbelt
increase in 2000	products	products	Total
Organic sales growth	5%	9%	6%
Impact of acquisitions, net of divestitures	9%	9%	9%
Effect of exchange rates	(6%)	(10%)	(7%)
Reported sales increase	8%	8%	8%

Net sales for 2000 increased by 8%. In reported dollars, the increase was $304 million. The strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by approximately 7%. Acquisitions made during 2000 and 1999 added incremental sales in 2000 of $357 million or 9%. The disposition of non-core operations resulted in a reduction in sales of $13 million. Consequently, Autoliv's organic sales (i.e. local currency sales excluding acquisitions/divestitures) increased by approximately 6%, while the overall growth in worldwide production of light vehicles was just over 1%.
  The organic increase in sales of airbag products was principally due to the continuing rollout of new products, such as side-impact airbags (including the Inflatable Curtain) as well as gains in market share in steering wheels. The organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in the North American market.
  The pressure on unit sales prices in the automotive components industry continues and reduction of costs remains a major stra-tegic objective of the Company. Despite the beneficial effect of ongoing cost reduction programs (e.g. product redesigns, product standardization, efficiencies from global purchasing activities, and continued improvements in manufacturing productivity), the gross margin percentage fell in 2000 to 19.1% from 21.2% in 1999. In the second half of the year, increases in the price of steel, petroleum-based materials and electronic components fed through to cost of sales. In addition, margins were hurt by supply chain is-sues associated with fast volume ramp-ups of new program launches and with production shifts to low labor cost countries.
  The margin declines were particularly pronounced in the fourth quarter, with the gross margin falling to 15.5%. On top of the effect of raw materials price increases and the supply chain is-sues, the North American market contracted sharply in the fourth quarter. It was not possible to reduce production overheads as quickly as decreases in production volumes occurred. In response, the Company has begun implementing a comprehensive action program to reduce headcount and to consolidate manufacturing. The program principally affects North America, but will impact Europe as well.

Operating income
Operating income in 2000 was $340 million or 8.2% of sales. This compares with operating income of $369 million in 1999, which was 9.7% of sales. This margin decrease was due to the decline in gross margin, partially offset by a lower level of operating expenses. The decrease in the level of operating expenses was the result of a small decrease in the level of Research and development (R&D) spending.
  Autoliv generally expects an increase in the level of R&D spending, as it is necessary to incur engineering expense to support the growth of order intake. Such orders, on average, go into production approximately three years after they are received.

Financial expense, net
Financial expense, net was $53.2 million in 2000 compared to $43.5 million in 1999. Net debt at December 31, 2000, increased to $1,009 million from $596 million at December 31, 1999. Average net debt increased by $222 million during 2000. A higher requirement for working capital, the cost of acquisitions, and the Company's share repurchase program all contributed to the higher borrowing requirement. The weighted average interest rate, net was 5.9% in 2000 compared to 6.5% in 1999. Lower interest rates, therefore, only partially offset the higher borrowing requirement.

Income taxes
The effective tax rate in 2000 was 40.3% versus 40.0% in 1999. The increase was due primarily to the effects of a largely fixed amount of non-deductible goodwill amortization relative to lower earnings.

Net income and Earnings per share
As a result of the lower operating margin and the higher interest cost, net income was $169 million in 2000 compared to $200 million in 1999. Net income as a percentage of sales decreased to 4.1% in 2000 from 5.2% in 1999. Earnings per share was $1.67 during 2000 compared to $1.95 during 1999, a 14% decrease. Currency effects are estimated to have reduced reported earnings per share by 16 cents. The Company's share repurchase program improved earnings per share by one cent.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including - but not limited to - economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Selected data in Swedish Kronor	2000	1999	Change
Net sales (million)	37,539	31,603	19%
Income before taxes (million)	2,650	2,733	(3%)
Net income (million)	1,539	1,657	(7%)
Earnings per share	15.25	16.18	(6%)
(Average exchange rates: $1 = SEK 9.12 for 2000 and $1 = SEK 8.29 for 1999) YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998 Net sales and Gross profit
Components of sales	Airbag	Seatbelt
increase in 1999	products	products	Total
Organic sales growth	14%	6%	12%
Impact of acquisitions, net of divestitures	-	-	-
Effect of exchange rates	(2%)	(4%)	(3%)
Reported sales increase	12%	2%	9%

Net sales for 1999 increased by 9%. In reported dollars, the increase was $323 million. The financial statement effect in 1999 of acquisitions made during 1999 and 1998 was negligible, while the strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by approximately 3%. Despite overall growth of less than 4% in the worldwide production of light ve- hicles, Autoliv's sales in local currencies increased by approxi-mately 12%. Overall, approximately 5 percentage points of the 12% increase in sales came as a result of gains in market share.
  Sales of airbag products were the main beneficiary in 1999 of a continuing rollout of new products such as side-impact airbags and the Inflatable Curtain. As a result, growth in the sales of airbag products was much stronger than the increase in sales of seat belt products, although Autoliv's seat belts continued to gain a larger share of the global market.
  Although moderating somewhat, the pressure on unit sales prices in the automotive components industry continued. Cost control efforts, however, were not quite sufficient to offset the effect of price and product mix.
  As a result, the gross margin percentage fell slightly in 1999 to 21.2% from 21.4 % in 1998.

Operating income
Operating income in 1999 was $369 million or 9.7% of sales. This compares with operating income of $354 million in 1998, which was 10.2 % of sales. The margin decrease was due to both the decline in gross margin and higher operating expenses. The increase in operating expenses was the result of a small increase in the level of both Selling, General and Administrative (SG&A) expenses, as well as higher R&D spending. SG&A was partly impacted by the cost of upgrading computer systems prior to year 2000.
  R&D expenditures rose as a result of the very strong order intake during the year, higher costs due to the development of advanced airbags and other strategic projects, as well as from the effect of consolidating, for a full year, the former joint venture Autoliv Electronics in France, which has no sales outside the Autoliv Group.

Financial expense, net
Financial expense, net was $43.5 million in 1999 compared to $48.0 million in 1998. Net debt at December 31, 1999 was $596 million, down from $703 million at December 31, 1998. Strong cash generation more than offset an increase in average borrowing rates.

Income taxes
The effective tax rate in 1999 was 40.0% versus 39.6% in 1998. The increase was primarily due to an unfavorable country mix, which was partially offset by a higher level of tax incentives and credits in the U.S.

Net income and Earnings per share
Net income was $200 million in 1999 compared to $188 million in 1998. Net income as a percentage of sales decreased to 5.2% in 1999 from 5.4% in 1998. Earnings per share was $1.95 during 1999 compared to $1.84 during 1998, a 6% increase.

OUTLOOK FOR 2001
Assuming that the January currency exchange rates prevail for the rest of 2001, Autoliv's sales will be negatively impacted by 3% during the year's first quarter, while the effect for the full year will be up 1%. Acquisitions made during 2000 are expected to add 7% to sales in the first quarter and 2% for the full year. The supply value of safety systems per vehicle is expected to continue to grow.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Operating and Investing activities
Net cash provided by operating activities was $266 million during 2000, $436 million during 1999, and $314 million in 1998. The requirement for working capital increased throughout the year. As a result of the contraction in the U.S. automotive market, particularly in December, the number of days of inventories and accounts receivable increased. In addition, the Company's Consolidated Statement of Cash Flows shows a significant reduction of accounts payable and accrued expenses. This reduction, to a large extent, reflects the payment of accruals associated with the acquisition of OEA. Payments of such accruals are reported as a use of cash with the corresponding accrual reflected as part of the acquisition of businesses rather than an element in working capital. The reduction of accounts payable and accrued expenses also reflects the payment of accruals for items such as lost contracts and product recalls.
  Cash generated by operating activities continues to be more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $245 million in 2000, $261 million in 1999, and $285 million in 1998. Capital expendi-tures as a percentage of sales were 5.9% in 2000, 6.8% in 1999, and 8.2% in 1998. Capital expenditures for 2001 are expected to the range from $225 million to $250 million. Most capital expenditure is allocated to additional manufacturing capacity, which supports both order intake and the production of new products. The level of capital expenditure in 2000 and 1999 reflects more normal levels after major expansion in 1998.
  During 2000, the Company began a major expansion of its technical centers in the U.S. and France and substantially in- creased manufacturing capacity for inflators and steering wheels. There was also significant new investment in weaving capacity in the U.K. and Canada. The Company also began the construction of a new seat belt facility in Kentucky in the U.S. During 1999, new plants were completed in Argentina, Canada, Poland, Turkey and Tunisia. Also in 1999, construction of a new technical center was completed in Japan. During 1998, new plants were completed in the U.S. and Brazil.
  The Company has continued its expansion through acquisitions. Cash (net of cash acquired) paid for acquisitions was $211 mil-lion in 2000, $44 million in 1999 and $30 million in 1998. Goodwill of $206 million in 2000, $21 million in 1999, and $38 million in 1998 associated with these acquisitions is being amortized over 5 to 40 years. As of May 1, 2000, the Company acquired OEA, Inc., the Company's main supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. As of January 1, 2000, the Company acquired Japan's second largest steering wheel business, which has annual sales of approximately $99 million. As of April 1, 2000, the North American seat belt operations of NSK, with annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company has an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003. In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicl! e industry. As a result, Norma AS, with annual sales of approximately $37 million, is now consolidated rather than treated as a joint venture investment. The Company also sold three small non-core operations during 2000.
  In December 2000, the Company entered into an agreement with Mando Corporation, a leading Korean auto parts supplier, to form a joint venture. Autoliv will have 65% of the shares of the new company, which will be named Autoliv Mando Corporation. Presently, the Company services the Korean market by exporting from Autoliv companies in other countries.
  The Company intends, in March 2001, to exercise its option to purchase, for 84 million French Francs (approximately $12 mil-lion), an additonal 17% of the Livbag inflator operations in France. This purchase, which will increase the Company's ownership interest to 83% from its current 66% interest, should have a slightly positive effect on net earnings in 2001.
  During 1999, Autoliv increased its ownership interest in six companies including the joint venture investments in Indonesia and Japan that became consolidated subsidiaries. Isodelta, a European steering wheel company, and Autoliv Turkey, became wholly owned. In addition, Autoliv purchased a 49.5% interest in Norma AS. Autoliv also sold a small non-core company during 1999. During 1998, Autoliv increased its ownership interest in several of its joint venture investments, in most cases converting the joint ventures, such as Autoliv-Nokia and Sagem-Autoliv, into wholly-owned subsidiaries.

Financing activities
Cash used after operating and investing activities was $162 mil-lion in 2000. Net cash and cash equivalents decreased by $37 million. Cash provided by financing activities was $131 million. On top of debt assumed in acquisitions, additional borrowings of $260 million were incurred. Share repurchases and dividends reduced the amount of cash generated by financing activities. As a result of these factors, the Company's net debt increased by $413 million during 2000 to $1,009 million. Consequently, the net debt to capitalization ratio increased to 35% compared to 24% at December 31, 1999.
  The Company has an $850 million U.S. commercial paper program, which at December 31, 2000, had notes of $559 million outstanding at a weighted average interest rate of 7.4%. During 2000, the Company launched a Euro 485 million Swedish commercial paper program, which at December 31, 2000, had notes of $197 million (SEK 1.9 billion) outstanding at a weighted average interest rate of 4.4%. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2000, amounted to $369 of which $242 million was unutilized.
  In 2000, the Company also launched a medium-term note program of SEK 4 billion (approximately $415 million) with a Euro-option. At December 31, 2000, $143 million of notes were out-standing under this program at an average interest rate of 6.2%. Commercial paper in the amount of $530 million has been reclassified as long-term debt, since the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. The remaining $65 million of total long-term debt con-sisted of unsecured medium-term bank borrowings, primarily in Japan and Europe. During 1998, the Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. These agreements are described in the Notes to Consolidated Financial Statements.
  Autoliv pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. Total cash dividends of $44.5 million were paid in 2000, compared to $45.0 million in 1999.
  In May 2000, the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During the year, the Company repurchased 4.5 million shares at a cost of $103 million. At December 31, 2000, there were 97.8 million shares outstanding, net of shares repurchased. At December 31, 1999, there were 102.3 million shares outstanding. For the foreseeable future, cash flow from operations, together with available financial re- sources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

New Accounting Pronouncements
It is expected that during 2001, the Financial Accounting Standards Board will issue a statement establishing new standards in the area of accounting for business combinations. Of relevance to Autoliv are proposals that would remove, for future periods, the current requirement for the amortization of goodwill. In addition, the current general requirement to evaluate whether the value of any goodwill has been impaired would be replaced by a specific "Benchmark Assessment" process. A new standard incorporating these proposals would be material to Autoliv. The Company, at December 31, 2000, carries approximately $1.5 billion of goodwill on its balance sheet. Goodwill amortization during the year 2000 was approximately $48 million. The Financial Accounting Standards Board has not yet issued an Exposure Draft to formalize these proposals.
  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, which Autoliv has adopted for the year 2001, establishes new standards for the recognition and measurement of derivatives and hedging activities. The adoption of this statement will not have a significant effect on the Company's reported financial position or results of operations.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
The number of employees increased by 5,400 during the year 2000 to approximately 28,000 at year end. About 3,300 employees were added as a result of acquisitions, net of divestitures. The balance of the increase was primarily due to the net effect of the continuing transfer of production to low-labor cost countries.
  Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to the Company's shareholders.

MARKET AND FINANCIAL RISKS
The Company's operations consist principally of manufacturing and sales activities in several countries. The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. The Company's cus-tomers, in many cases, require that suppliers are qualified and approved by them. Therefore, disruptions in the supply chain can lead to short-term extra costs in order to meet delivery commitments.
  The Company manufactures its products in several countries and sells the products mostly in those countries, but also in other markets. As a result, the Company's financial results are affected by economic conditions in the markets in which the Company distributes its products. The Company is also exposed to finan-cial risk through its international operations and debt financed activities. This financial risk is caused by variations in the Company's cash flows resulting from changes in foreign exchange and interest rate levels as well as from refinancing and counterparty risks. Below follows a description of the Company's financial risks and its policies to manage them.
  The Company defines the risks as currency risk, interest rate risk, refinancing risk and credit risk. In order to reduce these risks, and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

Currency Risk - Transaction Exposure
Transaction exposure arises because the cost of a product origi-nates in one currency and the product is sold in another currency. The Company's gross transaction exposure is about $420 million annually. Part of the flow has counter-flows in the same currency pair, which reduces the net exposure to about $300 million per annum. The three largest net exposures are EUR/GBP, USD/MXN and EUR/JPY, which together account for almost half of the Company's net exposure. The total net exposure is, however, spread over 18 currency pairs. In order to mitigate the short-term impact of currency movements, the Company hedges 100% of forecasted exposure in the coming six months and 75% of forecasted exposure in the period seven to twelve months out.

Currency Risk - Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the in-come statements of the non-U.S. subsidiaries are translated into U.S. dollars. The Company's policy is not to hedge this type of translation exposure.
  Outside the U.S., the Company's most significant currency is the Euro. The Company has estimated that a one percent change in the value of the U.S. dollar versus the Euro has approximately a $20 million annual impact on reported U.S. dollar sales and approximately a two million dollar impact on operating income.

Currency Risk - Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The general policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's in-come. Furthermore, it is the Company's policy to hedge up to 50% of non-dollar equity using instruments with a maximum maturity of twelve months. This allows for a better match with income streams, in addition to reducing the currency risk. At year-end 2000, approximately Euro 139 million of equity was hedged.

Interest Rate Risk
Interest rate risk is the risk that interest rate changes will affect the Company's borrowing costs. The Company's policy is that, as a target, at least 50% of its net debt shall have fixed interest rates with an average life of at least 3 years. The Company expects to move closer towards compliance with this policy in 2001.
  The following table shows the maturities and composition of the Company's borrowings at December 31, 2000.

Net borrowings at December 31, 2000
	% of	% fixed	% floating	Maturity of
	total	interest	interest	fixed rate part
USD	56	24	76	2 years
EUR	20	83	17	4 years
SEK	11	32	68	5 years
JPY	6	52	48	3 years
Other	7	0	100
	100	37	63

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding loans. In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks which backs its short-term commercial paper programs.
  The committed facility of $850 million has a $530 million long-term portion, which expires in November 2005, and a $320 million 364-day facility, which may be renewed annually. See Notes to Consolidated Financial Statements for details. The Company's policy is that total net debt shall be supported by long-term facilities with an average maturity of at least three years. At December 31, 2000, net debt was $1,009 million and total long-term facilities were $737 million with an average life of over four and a half years. The Company expects to move closer towards compliance with this policy through positive cash flow and further medium-term note issuance in 2001.

Credit Risk
Credit risk is the risk of a counterparty being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments.
  In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work only with banks that have a high credit rating and that participate in the Company's financing.

Gearing Policy
At December 31, 1999, the Company had net debt to capitalization of 24%, while the average financial gearing of certain comparable automotive suppliers was 41% and at September 30, 2000, 48%. In order to increase shareholder value and reduce the weighted average cost of capital, the Company adopted a share repurchase program. However, in order to maintain a relatively conservative gearing ratio, the Company also adopted a policy that limits net debt to capitalization to 40%.
  At December 31, 2000, the Company had net debt to capitalization of 35%.

Consolidated Statement of Income

(Dollars and shares in millions, except per share data)		2000	1999	1998
Net sales	Note 17	$4,116.1	$3,812.2	$3,488.7
Cost of sales		(3,330.0)	(3,005.4)	(2,741.2)
Gross profit		786.1	806.8	747.5

Selling, general and administrative expenses		(190.0)	(176.8)	(158.5)
Research and development expenses		(195.7)	(197.3)	(176.2)
Amortization of intangibles, primarily goodwill		(66.7)	(64.1)	(61.5)
Other income, net		5.8	-	2.8
Operating income		339.5	368.6	354.1

Equity in earnings of affiliates		4.3	4.6	6.4
Financial income	Note 9	9.6	11.3	8.0
Financial expense	Note 9	(62.8)	(54.8)	(56.0)
Income before income taxes		290.6	329.7	312.5

Income taxes	Note 4	(117.2)	(132.0)	(123.9)
Minority interests in subsidiaries		(4.7)	2.2	(0.3)
Net income		$168.7	$199.9	$188.3

Earnings per common share - and earnings
per common share assuming dilution		$1.67	$1.95	$1.84

Number of shares used in computing per share amount		100.9	102.4	102.3
Number of shares outstanding, net of Treasury shares		97.8	102.3	102.3

See Notes to Consolidated Financial Statements

Consolidated Balance Sheet

Years ended December 31
(Dollars in millions) 2000 1999

Assets
Cash and cash equivalents $82.2 $119.2
Receivables, net of allowances of $10.6 and $8.9 million, respectively 835.4 709.6 Inventories Note 5 333.5 274.0
Refundable and deferred income tax benefit Note 4 43.7 35.8
Prepaid expenses 54.2 42.9
Total current assets 1,349.0 1,181.5

Property, plant and equipment, net Note 7 867.2 834.6
Investments and other receivables Note 6 112.3 34.7
Intangible assets, net (primarily goodwill) Note 8 1,739.3 1,595.7
TOTAL ASSETS $4,067.8 $3,646.5

Liability
Short-term debt Note 9 $353.8 $244.5
Accounts payable 540.3 453.4
Accrued expenses 243.9 291.5
Other current liabilities 88.6 92.5
Income taxes Note 4 29.3 22.7
Total current liabilities 1,255.9 1,104.6

Long-term debt Note 9 737.4 470.4
Other non-current liabilities 142.4 131.5
Minority interests in subsidiaries 22.0 9.0
Total non-current liabilities and minority interests 901.8 610.9

Shareholders' Equity
Common stock (shares outstanding 102.3 million and 102.3 million) 102.3 102.3
Additional paid-in capital 1,941.6 1,941.5
Retained earnings (accumulated deficit) and
accumulated other comprehensive income (loss) (30.8) (112.8)
Treasury stock (4.5 million shares) (103.0) -
Total shareholders' equity Note 10 1,910.1 1,931.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $4,067.8 $3,646.5

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended December 31
(Dollars in millions) 2000 1999 1998

Operating activities
Net income $168.7 $199.9 $188.3
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization 269.1 253.4 228.0
Deferred income taxes 24.0 46.5 38.3
Undistributed earnings from affiliated companies (4.3) 4.6 3.3

Changes in operating assets and liabilities
Receivables and other assets (84.2) (63.4) (108.5)
Inventories (37.5) (16.1) (52.4)
Accounts payable and accrued expenses (68.7) 12.1 26.1
Income taxes (1.3) (0.9) (8.8)
Net cash provided by operating activities 265.8 436.1 314.3

Investing activities
Expenditures for property, plant and equipment (244.8) (260.9) (284.8)
Acquisition of businesses and investments
in affiliated companies, net of cash acquired Note 11 (211.0) (43.7) (29.5)
Other 27.9 49.2 5.6
Net cash used for investing activities (427.9) (255.4) (308.7)

Net cash before financing (162.1) 180.7 5.6

Financing activities
Increase (decrease) in short-term debt (17.4) 42.7 3.1
Increase (decrease) in long-term debt 277.4 (155.8) 15.6
Increase (decrease) in minority interest 3.3 (5.5) 0.2
Dividends paid (44.5) (45.0) (45.0)
Shares repurchased (103.0) - -
Stock options exercised 0.1 1.5 1.6
Other, net 15.0 (9.9) (20.1)
Net cash (used for) provided by financing activities 130.9 (172.0) (44.6)

Effect of exchange rate changes on cash (5.8) (8.0) 5.5
Increase (decrease) in cash and cash equivalents (37.0) 0.7 (33.5)

Cash and cash equivalents at beginning of year 119.2 118.5 152.0
Cash and cash equivalents at end of year $82.2 $119.2 $118.5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)
Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. GAAP and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights (the "Company"). All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements. Investments in affiliated companies in which the Company owns between 20 and 50 percent of the votes at the end of each year are reported according to the equity method of accounting.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated using year-end rates of exchange. Income statements are translated at the average rate of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
The Company's revenue recognition policy is in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". This requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment. Revenue from contracts to perform engineering design and product development services are generally recognized as mile-stones are achieved, with costs expensed as incurred. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that cost may exceed selling prices, resulting in losses. Any such indicated losses are provided for when estimable. Sales include the sales value exclusive of added tax.

Research and Development
Research and development expenses are charged to income as incurred. Depreciation of Property, Plant and Equipment The Company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed under the straight-line method over their estimated useful lives, ranging from 3 to 40 years.

Amortization of Intangible Assets
Goodwill is amortized on a straight-line basis over periods ranging from 5 to 40 years. Other intangible assets, principally related to technology, are amortized over 8 to 25 years.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that are not expected to be realized. Impairment of Long-lived and Identifiable Intangible Assets The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis in accordance with the provisions of Statements of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Earnings per Share
The Company calculates earnings per share in accordance with the provisions of Statements of Financial Accounting Standards No.128. There was no difference between basic and diluted earnings per share in 2000, 1999 and 1998.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company utilizes interest rate agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The Company periodically enters into forward exchange contracts with terms of twelve months or less to hedge anticipated or committed transactions denominated in foreign currencies and certain receiv-ables and payables. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual functional currency net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers may be adversely affected by changes in exchange rates. As of December 31, 2000, the Company had no material forward contracts. Gains and losses were not significant in 2000, 1999 or 1998. For interest rate instruments, See Note 9.

Receivables and Liabilities in non-U.S. Currency
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction gains (losses) reflected in current income amounted to $(3.3) million in 2000, $(7.9) million in 1999 and $2.3 million in 1998.

Invenories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Significant Business Acquisitions
As of January 1, 2000, the Company acquired from Izumi 99% of Japan's second largest steering wheel business, which had annual sales of approximately $99 million. In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. As a result, Norma AS, with annual sales of approximately $37 million, is now consolidated rather than treated as a joint venture investment. As of April 1, 2000, the North American seat belt operations of NSK, with annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company has an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003. As of May 1, 2000, the Company acquired OEA, Inc., the Company's main supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its! last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. The Company also sold three small non-core operations during 2000.
  On April 1, 1999, the Company increased its investment in Autoliv Nichiyu, a Japanese joint venture, from 50% to 60%. On September 30, 1999, a joint venture interest in Indonesia was increased from 50% to 100%. These two companies have annual sales of approximately $11 million. On January 31, 1999, the Company exercised its option to increase the Company's holding from 51% to 66% in the French airbag inflator company Livbag with its initiator manufacturing subsidiary, N.C.S. SA. At the same time, the Company obtained the right to acquire, and the minority owner the right to sell, the remaining Livbag shares in two steps in the years 2001 and 2003. On June 30, 1999, the Company purchased the remaining 23.25% interest it did not already own in IsoDelta, a European steering wheel company. On September 30, the Company increased its ownership interest in Autoliv Turkey from 90% to 100%. On February 28, 1999, the Company also increased its interest in a Philippine compan! y from 60% to 75%. In addition, on October 19, 1999, the Company pur- chased a 49.5% interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry, and received an option to increase its Norma holding to 51%. The Company also sold a small textile company during 1999.
  Effective January 1, and October 1, 1998, the Company acquired the remaining 50% of the shares in Autoliv-Nokia and the remaining 50% in Sagem-Autoliv, two joint ventures for electronics. Autoliv's 49% interest in Autoflug South Africa was increased to 100% as of July 1, while the interest in Autoliv Cankor in Turkey was increased from 50% to 90% as of April 1. In addition, the assets of STC, Japan were acquired. Annual external sales of these companies, including Autoliv Thailand and Autoliv Philippines, in which Autoliv's holdings now exceed 50%, are approximately $65 million.
  The acquisitions have been accounted for using the purchase method of accounting, and accordingly the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously owned between 20-50% prior to these acquisitions were accounted for using the equity method. The total purchase price of these acquisitions amounted to $233 million in 2000, $53 million in 1999 and $42 million in 1998. Goodwill of $206 million, $21 million and $38 million, respectively, associated with these acquisitions is being amortized over 5 to 40 years. The pro forma effects of these acquisitions would not be materially different from reported results.

Note 3. Fair Values of Financial Instruments
The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Assets and Liabilities
The carrying amount reported in the balance sheet for current assets and liabilities approximates their fair value because of the short matur-ity of these items.

Long-Term Debt and Other Non-Current Liabilities
The carrying amount reported in the balance sheet for long-term debt and other non-current liabilities approximates their fair value because these instruments bear rates consistent with current market interest rates except for the issues under the medium term note program and the interest rate swaps. These are specified in Note 9 and had a negative net present value of $4.6 million at December 31, 2000.

Note 4. Income Taxes

Income statement
2000 1999 1998
Income before income taxes
U.S. $98.1 $149.1 $124.6
Non-U.S. 192.5 180.6 187.9
Total $290.6 $329.7 $312.5

Provision for income taxes
Current
U.S. federal $21.6 $14.1 $12.7
Non-U.S. 65.2 64.5 64.9
U.S. state and local 6.4 6.9 8.0
Deferred
U.S. federal $7.2 $28.9 $26.7
Non-U.S. 13.8 11.1 7.1
U.S. state and local 3.0 6.5 4.5
Total income taxes $117.2 $132.0 $123.9

Effective income tax rate
% 2000 1999 1998
U.S. federal income tax rate 35.0 35.0 35.0
Goodwill amortization 5.6 4.7 4.8
Net operating loss carry-forwards (0.4) (2.2) (2.5)
Non-utilized operating losses 2.7 3.2 0.9
Foreign tax rate variances 1.0 1.9 0.8
State taxes, net of federal benefit 2.1 2.6 2.6
Earnings of equity investments (0.5) (0.5) (0.7)
Export sales incentives (2.6) (2.0) (1.2)
Tax credits (0.6) (0.8) (0.3)
Other, net (2.0) (1.9) 0.2
Effective income tax rate 40.3 40.0 39.6

Balance sheet
Deferred income taxes reflect the net tax effects of temporary differ- ences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2000, the Company had net operating loss carry-forwards of approximately $125 million. Approximately $30 million of these loss carry-forwards have no expiration date. The balance expire on various dates through 2019. In addition, the Company has approximately $25 million of Foreign Tax Credits, which expire at various dates through 2005. Valuation allowances have been established which partially offset the related deferred assets due to the uncertainty of realizing the benefit of certain of the carry-forwards.

Deferred taxes
December 31 2000 1999
Assets
Loss contracts $9.2 $14.9
Accruals and reserves 44.6 50.2
Costs capitalized for tax 3.3 2.8
Pensions 18.6 14.4
Property, plant and equipment 19.1 (8.5)
Future tax benefits, principally NOL's 70.7 29.3
Other temporary differences 6.8 3.1
172.3 106.2
Valuation allowance (45.9) (18.6)
Total $126.4 $87.6

Liabilities
Acquired intangibles (80.2) (87.5)
Statutory tax allowances (13.6) (12.1)
Other temporary differences (56.0) (52.9)
Total (149.8) (152.5)
Net deferred tax asset (liability) $(23.4) $(64.9)

Deferred income taxes have not been provided on approximately $320 million of undistributed earnings of non-U.S. subsidiary companies, which are considered to be permanently reinvested. These earnings, for the most part, would not be subject to withholding taxes, either upon distribution to intermediate holding companies or upon distribution to the U.S. In addition, U.S. income taxes on non-U.S. earnings which might be remitted would be substantially offset by foreign tax credits.

Note 5. Inventories
December 31 2000 1999
Raw material $205.0 $154.3
Finished products 81.1 80.1
Work in progress 47.4 39.6
Total $333.5 $274.0

Note 6. Investments and other receivables

The Company has invested in ten affiliated companies where the own-ership is 20-50%. These are accounted for under the equity method. Total investment was $35 million, $28 million, and $17 million on December 31, 2000, 1999 and 1998, respectively.

Note 7. Property, Plant and Equipment

December 31 2000 1999
Land and land improvements $46.5 $49.9
Machinery and equipment 1,242.5 1,160.3
Buildings 375.3 348.1
Construction in progress 107.6 86.1
1,771.9 1,644.4
Less accumulated depreciation (904.7)(809.8)
Net $867.2 $834.6
Depreciation included in 2000 1999 1998
Cost of goods sold $176.2 $162.4 $138.6
Selling, general and administrative expense 9.1 9.6 9.9
Research and development expense 17.0 17.3 18.0
Total $202.3 $189.3 $166.5

Note 8. Intangible Assets

December 31 2000 1999
Goodwill $1,685.9 $1,489.6
Other intangible assets 319.7 310.7
2,005.6 1,800.3
Less accumulated amortization (266.3)(204.6)
Net $1,739.3 $1,595.7

Note 9. Debt and credit agreements

Short-term debt
The Company has an $850 million U.S. commercial paper program, which at December 31, 2000, had notes of $559 million outstanding at a weighted average interest rate of 7.4%. During 2000 the Company launched a Euro 485 million Swedish commercial paper program which at December 31, 2000, had notes of $197 million (SEK 1.9 billion) outstanding at a weighted average interest rate of 4.4%.
December 31 2000 1999
Amount %1) Amount %1)
U.S. commercial paper
(not reclassified) $28.6 7.4% $0.0 n/a
Swedish commercial paper 197.0 4.4% 0.0 n/a
Overdrafts and other short-term debt 127.1 5.7% 206.2 3.6%
Short-term portion of long-term loan 1.1 5.0% 38.3 5.0%
Short-term debt $353.8 5.1% $244.5 3.8%

1) Weighted average interest rate at December 31

The Company also has credit facilities with a number of banks that manage the Company's subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2000, amounted to $369 million of which $127 million was utilized. The weighted average interest rate on total short-term debt outstanding at December 31, 2000 and 1999, was 5.1% and 3.8% respectively. The increase is mainly related to a shift from EUR borrowing to more USD borrowing. The aggregate amount of unused lines of credit at December 31, 2000, was $242 million.

Net average financial debt and financial net
2000 1999 1998
Average interest bearing debt $993.0 $782.0 $869.0
Average net debt 896.0 674.0 682.0
Financial net 53.2 43.5 48.0
Financial net/average net debt 5.9% 6.5% 7.0%

Financial net is Financial expense less Financial income and con-sists almost entirely of interest. Long-term debt
December 31 2000 1999
Amount %1) Amount %1)
Commercial paper (reclassified) 530.0 7.4% 438.0 6.6%
Medium Term Notes 142.5 6.2% 0.0 n/a
Other long-term debt 64.9 3.4% 32.4 6.0%
Long-term debt $737.4 6.8% $470.4 6.6%

1)Weighted average interest rate at December 31

In 2000 the Company launched a Medium Term Note Program of SEK 4 billion (approximately $415 million) under Swedish documentation with a Euro-option. At December 31, 2000, 3-,4- and 5-year notes have been issued in Euro at 5.9% to 6.4% interest and in SEK at 5.5% to 6.3% interest. In total $142.5 million of notes were outstanding at year-end. U.S. commercial paper borrowings in the amount of $530 million outstanding at December 31, 2000, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. The remaining other long-term debt, $64.9 million, consisted of unsecured medium-term bank borrowings primarily in Japan and Europe at fixed or floating interest rates and due in various annual installments through 2014. In 1999, virtually all of the Company's long-term debt consisted of U.S. commercial paper borrowings. At December 31, 1999, commercial paper borrowings of $438.0 million were outstanding at a weighted average rate of 6.6% and other long-term debt amounted to $32.4 million. During 2000, the Company replaced an $850 million revolving credit facility due to mature in April 2002 with a new credit agreement syndicated among 15 banks. The new agreement is divided in two facilities, one of $530 million, maturing in November 2005, and one renewable 364-day facility of $320 million. The overall commitment remains at $850 million and the facilities support the Company's commercial paper borrowings and are available for other corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused aggregate loan exposure of all lenders. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and an interest coverage ratio. The Company was in compliance with these covenants at December 31, 2000. These covenants do not impair the ability of Autoliv Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. The Company's principal U.S. subsidiary has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or re- cieved on interest rate agreements is recognized as an adjustment to interest expense. As of December 31, 2000, the principal U.S. subsidiary had entered into interest rate swap agreements with certain lenders providing bank financing. The agreements effectively fix the interest rate on floating rate debt at a rate of 5.9% for a notional principal amount of $60.0 million through December 2002; and 5.9% for a notional principal amount of $75.0 million through June 2003.

Note 10. Shareholders' Equity

Number Other com- Total
of shares Share Paid in prehensive Retained Treasury shareholders'
(in millions) capital capital income (loss) earnings shares equity
Balance - December 31, 1997 102.2 $102.2 $1,938.5 $1.6 $(338.3) $1,704.0

Stock options exercised 0.1 0.1 1.5 1.6
Dividend 1998 (45.0) (45.0)
Translation differences (2.9) (2.9)
Net income 1998 188.3 188.3
Balance - December 31, 1998 102.3 $102.3 $1,940.0 $(1.3) $(195.0) $1,846.0

Stock options exercised 1.5 1.5
Dividend 1999 (45.0) (45.0)
Translation differences (71.4) (71.4)
Net income 1999 199.9 199.9
Balance - December 31, 1999 102.3 $102.3 $1,941.5 $(72.7) $(40.1) $1,931.0

Stock options exercised 0.1 0.1
Dividend 2000 (44.5) (44.5)
Share repurchase (103.0) (103.0)
Translation differences (42.2) (42.2)
Net income 2000 168.7 168.7
Balance - December 31, 2000 102.3 $102.3 $1,941.6 $(114.9) $84.1 $(103.0) $1,910.1

The comprehensive income for 2000, 1999, and 1998 was $126.5, $128.5, and $185.4, respectively. In May 2000 the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During the year, the Company repurchased 4.5 million shares at a cost of $103 million.

Shareholder Rights Plan
Autoliv, Inc. has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc. common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment. Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occur- rence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. Autoliv, Inc. may redeem the rights in whole at a price of one cent per right.

Note 11. Supplemental Cash Flow Information
The Company's non-cash investing and financing activities were as follows:
2000 1999
Acquisitions/Divestitures:
Fair value of assets acquired $522.1 $21.0
Cash Paid 200.7 26.5
Liabilities assumed $321.4($5.5)

Payments for interest and income taxes were as follows:

2000 1999 1998
Interest $45 $37 $48
Income taxes $110 $80 $113

Note 12. Stock Incentive Plan
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Company, and amended in 1999, awards have been made to selected executive officers of the Company and other key employees in the form of stock options. During 1997, 52,250 Stock Appreciation Rights (SAR's) were granted. During 1998, the SAR's were converted into stock options under the Plan. All options and rights granted during 1999, 1998 and 1997 are for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and be- come exercisable after one year of continued employment following the grant date. In December 2000, the Compensation Committee of the Board of Directors of the Company made an offer (the "Offer") to the recipients of all outstanding stock option grants made under the Plan in 1997, 1998 and 1999. In exchange for the irrevocable can- cellation of the outstanding options, a promise was made to: (a) transfer to the optionees a number of the Company's sha! res (Restricted Stock Units or "RSU's") representing 30 percent of the number of options canceled and; (b) grant to the optionees on June 18, 2001, in accordance with normal terms and conditions of the Plan, a number of stock options equal to 20 percent of the number of options canceled. The RSU's carry a Date of Promise of December 15, 2000, and a Date of Vesting of December 15, 2003. Under the Offer, 920,165 options were canceled. Under the terms of the Offer, RSU's representing 276,050 of the Company's shares have been issued and 184,033 options will be granted in June 2001. The Plan provides for the issuance of up to 2,800,000 common shares for awards under the Plan. The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company will, however, record compensation expense for the RSU's over their three year service period.

Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of Financial Accounting Standards Board Statement No.123 "Accounting for Stock-Based Compensation," the Company's total and per share net income would have been as follows:

2000 1999 1998
Net income
As reported $168.7 $199.9 $188.3
Pro forma 165.3 196.1 184.9

Earnings per share
As reported $1.67 $1.95 $1.84
Pro forma 1.64 1.92 1.81

No options were granted during 2000. Instead, options were granted in December 1999, as part of 2000 the compensation for key employees. The weighted average fair value of options granted during 1999 and 1998 was estimated at $9.69 and $10.41, using the Black-Scholes option-pricing model based on the following assumptions:

1999 1998
Risk-free interest rate 5.8% 5.0%
Dividend yield 1.5% 1.2%
Expected life in years 5.0 5.0
Expected volatility 30.0% 30.0%

Information related to the Company's stock option plan during the period 1998 to 2000 is as follows:
Number of Weighted average
shares exercise price
Outstanding at Dec. 31, 1997 203,850 $26.27
Converted SAR's 52,250 35.75
Granted 570,365 33.26
Exercised (34,881) 22.01
Canceled (18,868) 32.62
Outstanding at Dec. 31, 1998 772,716 $32.11
Granted 437,290 30.52
Exercised (70,619) 26.41
Canceled (8,650) 32.86
Outstanding at Dec. 31, 1999 1,130,737 $31.84
Granted - -
Exercised (6,416) 15.58
Canceled (31,770) 32.25
Canceled under the Offer (920,165) 32.23
Outstanding at Dec. 31, 2000 172,386 $30.30

Options exercisable Dec. 31, 1998 213,601 $28.98

Options exercisable Dec. 31, 1999 693,447 $32.68

Options exercisable Dec. 31, 2000 172,386 $30.30

The following summarizes information about stock options outstanding on December 31, 2000

Range of exercise prices, Number outstanding, Weighted average remaining contract life(in years), Weighted average exercise price
$15.26 - $15.58 10,428 1.38 $15.30
$24.38 - $29.37 91,361 6.21 27.64
$31.00 - $40.62 70,597 7.16 35.95
172,386 6.31 $30.30

All of the above options are exercisable.

Note 13. Contingent Liabilities

The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Group. The Company diligently defends itself in such actions and, in addition, carries insurance cover-age to the extent reasonably available against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage and provision for product recalls, should not have a material effect on the Group's financial position or results of operations.

Note 14. Lease Commitments

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $19.0 million for 2000, $8.8 million for 1999 and $9.1 million for 1998. At December 31, 2000, future minimum lease payments for non-cancellable operating leases total $62.2 million and are payable as follows (in millions): 2001: $15.2; 2002: $11.0; 2003: $8.7; 2004: $5.2; 2005: $4.5; 2006 and thereafter: $17.6.

Note 15. Retirement Plans

Pensions
Substantially all of the Company's non-U.S. employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain other benefit plans. Contributions to these non-governmental plans for the years ended December 31, 2000, 1999, and 1998 were $10.9 million, $6.9 million and $5.7 million, respectively. The Company has noncontributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate. The components of net benefit cost associated with U.S. non con- tributory defined benefit retirement plans are as follows:

2000 1999
Service cost $7.0 $6.2
Interest cost 4.9 3.9
Expected return on plan assets (4.5) (3.4)
Amortization of unrecognized
net loss 0.3 -
Benefit cost $7.7 $6.7
The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

2000 1999
Projected benefit obligation at
beginning of year $65.1 $56.5
Service cost 7.0 6.2
Interest cost 4.9 3.9
Plan amendments - 3.4
Actuarial (gain) loss 1.6 (2.9)
Benefit payments (2.6) (1.9)
Project benefit obligation at year end 76.0 65.2

Fair value of plan assets at
beginning of year 48.6 43.3
Actual return on plan assets (0.4) 7.2
Company contributions 0.1 0.1
Benefit payments (2.7) (2.0)
Fair value of plan assets at year end 45.6 48.6

Funded status of the plan (30.4) (16.6)
Unrecognized net actuarial (loss) gain 1.0 (5.6)
Unrecognized prior service cost 3.2 3.4
Accrued retirement benefit cost
recognized in the balance sheet $(26.2) $(18.8)

The weighted averages of assumptions used by the non-contributory defined benefit plans are as follows:

% 2000 1999
Discount rate 7.50 7.50
Rate of increases in compensation level 5.25 5.25
Expected long-term rate of return on assets 9.50 9.50

The assets of the U.S. plans are invested primarily in equities and bonds.

Postretirement Benefits Other than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:

2000 1999
Projected benefit obligation at
beginning of year $9.3 $11.0
Service cost 0.9 0.8
Interest cost 0.7 0.6
Actuarial (gain) loss 0.4 (3.0)
Benefit payments (0.1) (0.1)
Project benefit obligation at year end 11.2 9.3

Fair value of plan assets at
beginning of year - -
Company contributions 0.1 0.1
Benefit payments (0.1) (0.1)
Fair value of plan assets at year end - -

Funded status of the plan (11.2) (9.3)
Unrecognized net actuarial (gain) loss (1.3) (1.8)
Accrued postretirement benefit cost
recognized in the balance sheet $(12.5) $(11.1)

For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 8.0% for 2000 and assumed to grade to 6.5% in 2001 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 7.5% at December 31, 2000, 7.5% at December 31, 1999, and 6.8% at December 31, 1998. A one percent increase in the annual health care cost trend rates would have had no significant impact on the Company's accumulated postretirement benefit obligation at December 31, 2000. The components of net benefit cost associated with postretirement benefit plan are as follows:

Period Ended December 31 2000 1999
Service cost $0.9 $0.8
Interest cost 0.7 0.6
Benefit cost $1.6 $1.4

Note 16. Segment Information
Autoliv, Inc. is a U.S. registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. The Company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material effect on the Company. Sales to individual customers representing 10% or more of net sales in 2000: xx%, xx% and xx%, respectively in 1999: 18%, 15%, 14% and 13%, respectively, 1998: 14%, 13%, and 12%, respectively. The seat belts and airbags are considered as integrated systems that should function together under common electronic control systems for the protection of occupants in light vehicles. The Company has adopted Statement 131 "Disclosures about Segments of an Enterprise and Related Information" and concluded that its operating segments meet the criteria stated in Statement 131 for aggregation for reporting purposes into a single operating segment.

Note 17. Enterprise Wide Disclosures
2000 1999 1998 Net sales
United States $1,562 $1,381 $1,350
Europe 2,162 2,212 2,027
Other regions 392 219 112
Total $4,116 $3,812 $3,489
Long-lived assets
United States $1,848 $1,919
Europe 544 569
Other regions 73 48
Total $2,465 $2,536

The Company's operations are located primarily in Europe and the U.S. Exports from the U.S. to other regions amounted to approximately $550 million in 2000. The long-lived assets in the U.S. include $x,xxx million of intangible assets from the acquisition of ASP. The Company has attributed net sales to the geographic area based on the location of the entity seling the final product.

The sales by product group are 2000 1999 1998
Airbags and associated products1) $2,934 $2,715 $2,417
Seat belts and associated products2) 1,182 1,097 1,072
$4,116 $3,812 $3,489
1) includes sales of steering wheels
2) includes sales of seat components

Note 18. Quarterly Financial Data (unaudited)
	Q1	Q2	Q3	Q4	Year
2000
Net sales	$1,084.0	$1,074.2	$954.8	$1,003.1	$4,116.1
Gross profit	228.1	223.0	179.5	155.5	786.1
Income before taxes	95.3	93.3	66.6	35.4	290.6
Net income	55.2	55.1	38.9	19.5	168.7
Earnings per share	$0.54	$0.54	$0.39	$0.20	$1.67

1999
Net sales	$935.4	$977.0	$873.8	$1,026.0	$3,812.2
Gross profit	191.2	209.2	184.2	222.2	806.8
Income before taxes	72.9	86.5	71.8	98.5	329.7
Net income	44.1	51.2	43.2	61.4	199.9
Earnings per share	$0.43	$0.50	$0.42	$0.60	$1.95

Foreign Exchange Rates (unaudited)
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rate of exchange. Income statements have been converted using the average rate of exchange for the year. The rates for the most important currencies are:

	2000	2000	1999	1999	1998	1998
	Average	Year end	Average	Year end	Average	Year end
EUR	0.924	0.929	1.065	1.005	1.123	1.172
AUD	0.583	0.554	0.644	0.653	0.630	0.612
GBP	1.517	1.491	1.616	1.618	1.656	1.676
SEK	0.110	0.105	0.121	0.117	0.126	0.124
JPY/1000	9.314	8.721	8.799	9.790	7.675	8.680

The Euro is the most representative currency for the Company in Europe. The Euro, at average rates, translated into 13.2% less dollars in 2000 compared to 1999. From year end 1999 to year end 2000 the Euro decreased by 7.6% compared to the dollar.

Report of Independent Auditors

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall finan- cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries on December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young AB

Torbjörn Hanson Stockholm, Sweden January 25, 2001

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Cash flow per share
Net cash before financing excluding acquisitions in relation to weighted average numbers of shares (net of Treasury shares) assuming dilution.

Earnings (loss) per share
Net income (loss) relative to weighted average number of shares (net of Treasury shares) assuming dilution.

Equity ratio
Shareholders' equity relative to total assets.

Interest coverage ratio
Income before taxes, plus financial expense, relative to financial expense.

Net cash before Gross margin
Gross profit relative to sales.

Net debt
Short- and long-term interest bearing liabilities less cash and cash equivalents.

Net debt equity ratio
Net debt relative to shareholders' equity

Net debt to capitalization
Net debt in relation to total shareholders' equity and net debt.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Selected Financial Data

Autoliv Inc, Autoliv AB1)
2000 1999 1998 1997 1996 19972) 1996
(Dollars in millions, except per share data) Pro Forma Pro Forma

Sales and Income
Net sales $4,116 $3,812 $3,489 $3,257 $3,204 $2,740 $1,735
Operating income (loss) 340 369 354 356 346 (453)3) 163
Income (loss) before taxes 291 330 312 317 300 (477)3) 171
Net income (loss) 169 200 188 185 174 (580)3) 113

Financial Position
Current assets excluding cash 1,267 1,062 1,013 822 819 822 509
Property, plant and equipment 867 835 869 727 693 727 322
Intangible assets (mainly goodwill) 1,739 1,596 1,649 1,694 1,593 1,694 64
Non-interest bearing liabilities 902 860 870 813 705 813 484
Capital employed 2,919 2,527 2,549 2,350 2,325 2,350 402
Net debt/(cash) 1,009 596 703 646 704 646 (56)
Shareholders' equity 1,910 1,931 1,846 1,704 1,621 1,704 458
Total assets 4,068 3,647 3,668 3,430 3,254 3,430 1,054
Long-term debt 737 470 629 612 763 612 13

Per share data (adjusted for 2:1 split in 1996)
Earnings (loss) per share4) 1.67 1.95 1.84 1.81 1.69 (6.70)5) 2.06
Cash flow per share4) 0.48 2.19 0.34 2.20 0.80 1.915) 0.31
Equity per share 19.49 18.9 18.0 16.7 15.8 16.7 8.3
Dividend per share 0.44 0.44 0.44 0.42 0.41 0.42 0.41
Number of shares outstanding
at year-end (million)6) 97.8 102.3 102.3 102.2 102.8 102.2 55.0

Ratios
Gross margin (%) 19.1 21.2 21.4 22.1 21.2 21.4 20.0
Operating margin (%) 8.2 9.7 10.2 10.9 10.8 10.27) 9.4
Pretax margin (%) 7.1 8.6 9.0 9.7 9.4 9.37) 9.8
Return on capital employed (%) 12 15 14 15 15 127) 42
Return on shareholders' equity (%) 9 11 11 11 11 97) 27
Equity ratio (%) 47 53 50 50 50 50 44
Net debt equity ratio (%) 53 31 38 38 43 38 (12)
Net debt to capitalization (%) 35 24 28 27 30 27 (14)
Interest coverage ratio 5.6 7.0 6.6 6.7 6.5 7.57) 32.8

Other data
Seat belt sales, incl. seat components 1,182 1,097 1,072 940 917 940 917
Airbag sales, incl. steering wheels 2,934 2,715 2,417 2,317 2,287 1,800 818
Net cash provided by operations 266 436 314 441 352 343 159
Capital expenditures 245 261 285 216 270 183 148
Net cash after operating and investing activities (162) 181 6 180 14 128 (52)
Number of employees, December 31 28,000 22,580 20,670 17,840 15,330 17,840 9,000

1) Data in Swedish Kronor are converted to dollars at average or year-end rates.
2) Including ASP from May 1, 1997.
3) Includes a one-time write-off of acquired R&D of $732 million.
4) There is no difference between basic and dilutive per share amounts.
5) Weighted average number of shares used in computing per share amount: 86.5 million.
6) At year-end, net of Treasury shares.
7) Before one-time item, the write-off of acquired R&D of $732 million.

Board of Directors

Gunnar Bark 1 Chairman
Former President & Chief Executive Officer.
Born 1939
Director since 1982
Elected until 2003 (Mr Bark has announced his intention
to retire at the Shareholders Meeting )
Chairman of Allgon AB,
Calix AB and STT Emtec AB
M.Sc., Honorary Doctor
Shares: 25,000
Options: 46,450
Restricted stock units: 30,000

Per-Olof Aronson 1, 2, 3
Born 1930
Director since 1994
Elected until 2001
Former Vice Chairman
President and
Chief Executive Officer of
SAPA AB (Gränges AB)
Graduate Engineer,
Shares: 5,391

Wilhelm Kull 1
Born 1936
Director since 1997
Elected until 2002
Vice President IT,
Former Chief
Financial
MBA
Restricted stock units: 11,221

Walter Kunerth 1, 3
Born 1940
Director since 1998
Elected until 2001
Senior Advisor to Lazard & Co.
Former Member of Siemens'
Corporate Executive Board
and President of Siemens'
Automotive Systems Group.
Chairman of the Supervisory
Board of Basler AG, Götz AG, Paragon AG,
and Suspa GmbH Director of Gildemeister AG
M.Sc., Honorary Professor
Shares: 858

S. Jay Stewart 1, 2, 3
Born 1938
Director since 1989
Elected until 2002
Former Chairman and Chief Executive Officer of Morton International Inc.,
Director of Household International Inc.
and of Box USA Corp.
B.Sc. and
Shares: 69,878

Roger W. Stone 1, 2
Born 1935
Director since 1989
Elected until 2002
Chairman and Chief Executive Officer of Box USA Corp.
Former President and Chief Executive Officer of Smurfit - Stone Container Corporation.
Director of McDonald's
Corporation and
Option Care Inc.
B.Sc.
Shares: 2,925

Per Welin 1, 2, 3
Born 1936
Director since 1995
Elected until 2003
Chairman of L-E Lundberg-
företagen AB.
Director of Allgon AB,
Holmen AB and NCC AB
Techn. Lic., MBA
Shares: 1,391

Lars Westerberg 1
President & Chief
Executive Officer
Born 1948
Director since 1999
Elected until 2001
Director of SAPA AB and
Ångpanneföreningen AB
M.Sc., MBA
Shares: 19,000
Restricted stock units: 13,500

1. Nomination Committee
2. Compensation Committee
3. Audit Committee

"Director since" includes time as Director of Autoliv AB and Morton International, Inc. For information on restricted stock units and options, refer to Note 12 on page 30 and for the work of the Board to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief
Executive Officer
Born 1948, Employed 1999
Shares: 19,000
Restricted stock units: 13,500

Leif Berntsson
Vice President Quality
Born 1955. Employed 1988
Shares: 200
Restricted stock units: 7,887

Hans Biörck
Vice President
Chief Financial Officer
Born 1951. Employed 1998
Options: 14,570

Dr. Yngve Håland
Vice President Research
Associate Professor
Born 1945. Employed 1984
Restricted stock units: 5,392

Claes Humbla
Vice President Human Resources
Born 1940. Employed 1989
Restricted stock units: 7,977

Wilhelm Kull
Vice President Information Technology
Born 1936. Employed 1975
Restricted stock units: 11,221

BenoÎt Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Restricted stock units: 5,046

Mats Ödman
Director Corporate Communications
Born 1950. Employed 1994
Shares:
Restricted stock units: 5,302

Jan Olsson
Vice President Engineering Born 1954. Employed 1987
Restricted stock units: 4,357

Hans-Göran Persson
Vice President Purchasing
Born 1946. Employed 1999
Restricted stock units: 2,235

Jörgen Svensson
Vice President Legal,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 7,887

"Employed" refers also to the first year of employment with the Autoliv AB Group. For information on restricted stock units and options, refer to Note 12 on page 30.

Shareholder Information

Autoliv Inc., is incorporated in Delaware, USA. The company's common stock is listed on the New York Stock Exchange, NYSE (symbol ALV) and its Swedish Depository Receipts (SDR) listed on the OM-Stock-holm Stock Exchange, SSE (symbol ALIV). Besides on the Stockholm Stock Exchange, options in Autoliv's securities are listed on the Chicago Board Options Exchange, CBOE (symbol ALV). Trading in the Autoliv secu- rities began on NYSE on May 1, 1997, (when the stock closed at $35.50) and on the SSE on May 2 (when the depositories closed at SEK274). During 2000, a daily average volume of 48,000 Autoliv shares was traded in New York and 497,000 in Stockholm. This means that Autoliv's SDRs were the 24th most highly traded security on the SSE, accounting for 0.62% of the trading volume in Stockholm.

Market Development
In 2000, the stock market started the year with a rally in I.T. and telecom stocks while traditional, industrial stocks in the so-called "Old Economy" were falling out of favor. Autoliv regained, however, most of its fall from the beginning of the year following a strong first quarter and the drop in "New Economy" stocks. With the decline in U.S. car production during the autumn and Autoliv's profit warning in December, the Company's securities took a dive and the Swedish depositories ended the year with a 41% decline compared to 13% for the composite index for the Stockholm Stock Exchange. Compared to other automotive suppliers, the Autoliv stock on NYSE fell 16 percentage points more than Morgan Stanley's index for automotive parts suppliers. This difference is partly explained by the fact that the Swedish currency weakened by 10% against the U.S. dollar. (More than 90% of the trade in Autoliv securities is done in Sweden). As can be seen by the graphs on the following page, the Autoliv securities have started the 2001 year by outperforming both the general markets in Sweden and the U.S. as well as the shares in its peer group.

Number of Shares
The number of shares outstanding was reduced during the year by 4.5 million to 97.8 million at the end of the year. The reduction followed an authorization in May by the Board of Directors to buy back up to 10 million of the Company's shares. The repurchased shares are held as treasury stock. The number of shares outstanding could increase to 98.0 million if all outstanding options are exercised. During 2000, most of the other options were converted into restricted stock units, see Note 12 on page 30. Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders, see page 30, Note 10.

Dividend
If possible, dividends are paid on the first Thursday in the last month of each quarter (March, June, September and December). The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are de- clared separately by the Board, announced in press releases and published on Autoliv's home page on the Internet. The latest dividend declared amounted to 11 cents per share. In lieu of receiving dividends by checks through the mail, holders of Autoliv shares or depositaries may have dividends deposited electronically into a checking or savings account on the payment day. This service is offered at no cost. For more information, please call Equi-Serve at +1(800)446-2617 for holders of common stock and VPC (Swedish Securities Register Center) at +46(8)402-9000 for holders of Swedish depository shares.

Shareholders
Autoliv estimates that over one -third of the shares in the Company are held in the U.S. and more than 40% in Sweden. Most of the remaining shares are held in the U.K and central Europe. The number of shareholders is estimated to exceed 60,000. The largest shareholders, known to the Company, are shown below.

Annual General Meeting
Autoliv's next Annual General Meeting of Shareholders will be held on Tuesday, April 24, 2001, at Bank One, 1 Bank One Plaza, 57th floor, Chicago, Illinois 60602, USA. Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

Stock Transfer Agent & Registrar
EquiServe
P.O. Box 250
Jersey City, New Jersey 07303-2500
+1 (800) 446-2617
(within the U.S.)
+1 (201) 324-0498
(outside the U.S.)
+1 (201) 222-4955
(Hearing Impaired)
Internet: www.equiserve.com

EquiServe performs the following functions over the telephone, when a shareholder identifies his or her account by providing a taxpayer identification number, registration of the securities and the address of record: information regarding stock transfer requirements; address changes; replacement of dividend checks; duplicate 1099 forms and W-9 tax certification forms; transcripts of shareholder accounts; and information regarding the Direct Deposit of Dividends.
  Other requests for information should be mailed to the address above for the Stock Transfer Agent and Registar.

THE LARGEST SHAREHOLDERS*		Number	Percentage of
	Country	of shares	share capital
Robur Funds	Sweden	9,758,000	10.0
Franklin Resources	U.S.	4,226,175	4.3
Alecta (insurance company)	Sweden	2,644,093	2.7
4th AP-fonden (pension fund),	Sweden	2,537,050	2.6
Handelsbanken Funds	Sweden	2,410,929	2.5
Management as a group		125,043	0.1
60,000 other shareholders		76,096,103	77.8
Total December 31, 2000.		97,797,393	100.0
* Known to the Company
SHARE PRICE AND DIVIDENDS
		New York(US$)			Stockholm(SEK)				Declared dividend
Period		High	Low	Close	High	Low	Close	US$	SEK
Q1	1998	34.50	27.75	31.06	282	224	248	0.11	0.75
Q2	1998	34.88	29.31	31.63	272	231	255	0.11	0.71
Q3	1998	35.00	27.50	27.50	281	219	241	0.11	0.78
Q4	1998	37.25	24.44	37.19	304	190	291	0.11	0.76
Q1	1999	41.88	35.88	37.56	329	280	313	0.11	0.88
Q2	1999	41.00	29.75	30.25	345	256	259	0.11	0.94
Q3	1999	38.25	29.19	37.63	315	249	309	0.11	0.92
Q4	1999	37.75	27.44	29.25	310	232	249	0.11	0.92
Q1	2000	31.81	23.50	30.00	272	204	239	0.11	0.94
Q2	2000	29.13	23.75	24.06	262	211	216	0.11	1.00
Q3	2000	26.13	19.44	19.50	235	189	190	0.11	1.04
Q4	2000	23.00	14.50	15.94	229	143	148	0.11	1.11

ANALYSTS The following banks and securities brokers follow Autoliv on a regular basis.

o ArosMaizel
o Alfred Berg
o Carnegie
o Cheuvreux de Virieux
o Den Danske Bank
o Deutsche Bank
o Enskilda Securities
o Fischer Partners
o Goldman Sachs
o Handelsbanken
o J P Morgan
o Morgan Stanley
o Öhmans
o Pensers Fondkommission
o Schroder Salomon Smith Barney
o SwedBank
o UBS Warburg

Investor Requests
North America
Autoliv ASP, Inc.
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA
Tel.+1 (248) 475-0407
Fax +1 (248) 475-9838
patrick.jarboe@autolivasp.com

Rest of the world
Autoliv Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (8) 58 72 06 23
Fax +46 (8) 411 70 25
mats.odman@autoliv.com

Financial Information for 2001
January-March April 19, 2001
April-June July 26, 2001
July-September October 18, 2001
October-December January 24, 2002
Annual Report March, 2002

These reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above. The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual 10-K report and quarterly 10-Q reports can also be obtained from the Company at the addresses stated above, but only in English. All the documents are also available on Autoliv's home page on the Internet at www.autoliv.com.